SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

CARAVELLE INTERNATIONAL GROUP

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

(Title of Class of Securities)

G1901X108

(CUSIP Number)

19 West 44th Street, Suite 1001

New York, NY 10036

+1 315 999 1999

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 11, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Jinyu Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 35.85% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 55,789,579 outstanding Ordinary Shares as disclosed by the Issuer.

1	NAME OF REPORTING PERSONS High-Trend Holdings USA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.85% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 55,789,579 outstanding Ordinary Shares as disclosed by the Issuer.

This Statement on Schedule 13D dated July 18, 2024 is being filed by Mr. Jinyu Chang (the “Acquiror”) and High-Trend Holdings USA LLC (“High Trend” and together with the Acquiror, the “Reporting Persons”), to report the acquisition by the Acquiror of 20,000,000 Ordinary Shares (the “Shares”), of the Issuer. High Trend acquired the Shares for consulting services in lieu of payment of $3,000,000 as further provided herein (the “Transaction”). As a result of the Transaction, the Acquiror directly holds 35.85% of the Issuer’s Shares.

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Caravelle International group, a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051.

The Issuer’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol CACO.

Item 2. Identity and Background.

This statement is filed on behalf of the Reporting Persons.

High-Trend’s sold shareholder and manager is Jinyu Chang. The principal business address of each Reporting Person is 19 West 44th Street, Suite 1001, New York, NY 10036.

Jinyu Chang is a U.S. citizen and is a businessman.

Mr. Chang exercises voting and dispositive control over the Ordinary Shares registered in the name of High Trend.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons did not pay for the Shares, but the aggregate consideration in lieu for the Shares was $3,000,000 for consulting services.

Item 4. Purpose of Transaction.

Other than as described therein, or as described under Item 5 below, neither the Acquiror nor any other Reporting Person currently has plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

Mr. Chang controls High Trend. The power to vote or dispose of the shares beneficially owned by Acquiror is not shared.

(a) The Acquiror beneficially owns 35.85% of the Issuer’s Ordinary Shares as of this date.

(b) As a result of the Transaction Mr. Chang may be deemed to possess the sole power or shared power to vote (or direct the vote of) 20,000,000 shares of the Issuer’s Ordinary Shares.

(c) Other than the Transaction described below, neither Reporting Party has engaged in any other transaction to sell or purchase any Ordinary Shares within the past 60 days.

(d) Not applicable.

(e) Not applicable.

On July 4, 2024 , High-Trend entered into a Settlement and Stock Pledge Agreement (the “Pledge Agreement”) with Guohua Zhang, a Chinese citizen (“Zhang”) and Galion-Group Co., Ltd., a BVI business company (“Galion”), pursuant to which, to secure the payment of $3,000,000 as a settlement payment for consulting services (the “Settlement Payment”), Zhang and Galion have agreed to pledge 20,000,000 shares of the Issuer held by Zhang and Galion as collateral. On July 11, 2024, High-Trend entered into a Stock Purchase Agreement with Galion to purchase 20,000,000 shares of the Issuer held by Galion, and the payment of purchase price shall be made by waiving the Settlement Payment of $3,000,000 under the Pledge Agreement.

Except as set out above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Pledge Agreement dated July 4, 2024 and the Stock Purchase Agreement dated July 11, 2024, the basis for the Transaction, are attached.

The foregoing description under Item 5 of the Stock Purchase Agreement does not purport to be complete and are qualified in its entirety by references to the Stock Purchase Agreement, which is filed as Exhibit 4.1 hereto.

Item 7. Material to be Filed as Exhibits.

4.1	Settlement and Stock Pledge Agreement dated July 4, 2024
4.2	Stock Purchase Agreement dated July 11, 2024
99.1	Joint Filing Agreement dated July 18, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 18, 2024

By:	/s/ Jinyu Chang
Name:	Jinyu Chang
Title:	Individual

High-Trend Holdings USA LLC.

By:	/s/ Jinyu Chang
Name:	Jinyu Chang
Title:	Manager